SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Overseas Regulatory Announcement: Announcement on Filing of A Share Option Incentive Plan (Draft) with China Securities Regulatory Commission Without Objection	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 30, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Filing of A Share Option Incentive Plan (Draft) with China Securities

Regulatory Commission Without Objection

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Filing of A Share Option Incentive Plan (Draft) with China Securities Regulatory Commission Without Objection published by us on the website of Shanghai Stock Exchange and some newspapers in China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, October 29, 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Stock Code: 600688	Stock ID: Sinopec Shanghai	Announcement No.: Lin 2014-22

Sinopec Shanghai Petrochemical Company Limited

Announcement on Filing of A Share Option Incentive Plan (Draft) with China

Securities Regulatory Commission without Objection

The Company’s Board of Directors and all its members warrant that the information contained in this announcement contains no false representation, misleading statement or material omission, and are jointly and severally liable for the truthfulness, accuracy and completeness of the information contained herein.

The A Share Option Incentive Plan (Draft) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) has been filed with China Securities Regulatory Commission without objection.

The Company’s A Share Option Incentive Plan (Draft) is still subject to approval by the Company’s shareholders’ meeting and class meetings of shareholders, as well as approval by the shareholders’ meeting of China Petroleum & Chemical Corporation. With regard to the holding of the Company’s shareholders’ meeting and class meetings of shareholders, the Company will issue a separate notice in accordance with the relevant procedure.

The Company will timely perform its obligation to disclose information in strict accordance with the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, the Measures for Administration of Equity Incentives of Listed Companies (for Trial Implementation) and other applicable regulations.

Sinopec Shanghai Petrochemical Company Limited
October 29, 2014

5